Exhibit 99.1
Tongjitang Chinese Medicines Company Reports
First Quarter 2010 Financial Results
— 1Q10 Revenue Increases 25.6% Y-O-Y to RMB 113.3 Million ($16.6 Million) —
SHENZHEN, China, June 18, 2010 (BUSINESS WIRE) — Tongjitang Chinese Medicines Company (the “Company” or “Tongjitang”) (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its financial results for the quarter ended March 31, 2010.
Financial Results for the Quarter Ended March 31, 2010
•	Net revenue increased 25.6% to RMB 113.3 million ($16.6 million)[1], from RMB 90.2 million in the prior year period.
•	Operating loss was RMB 9.7 million ($1.4 million), compared to an operating loss of RMB 10.3 million in the prior year period.
•	Net loss attributable to the Company was RMB 13.4 million ($2.0 million), which yielded net loss per ADS of RMB 0.52 ($0.08) and net loss per share[2] of RMB 0.13 ($0.02).
•	Non-GAAP loss per share was RMB 0.04 ($0.01), compared to non-GAAP loss per share of RMB 0.01 in the first quarter of 2009.
Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “Our first quarter performance reflects strong revenue improvement in our pharmaceutical business. During the first quarter, we expanded our sales networks into community hospitals to better align ourselves with the government’s reform efforts, which focused on rural areas. Even though the pace of National Essential Drug List (“EDL”) implementation by the local governments has been much slower than expected, we anticipate a notable increase in sales of EDL drugs beginning in the later part of this year.”
Net revenue in the first quarter of 2010 increased 25.6% to RMB 113.3 million ($16.6 million) from RMB 90.2 million in the first quarter of 2009. Xianling Gubao (“XLGB”) sales were RMB 54.5 million ($8.0 million) in the first quarter of 2010, compared to RMB 54.8 million in the first quarter of 2009. Net revenue from Moisturizing & Anti-itching Capsules and Zaoren Anshen Capsules reached RMB 14.7 million ($2.2 million) in the first quarter of 2010, compared to RMB 15.0 million in the first quarter of 2009. Net revenue from the Company’s other products increased 116.2% to RMB 44.1 million ($6.4 million) from RMB 20.4 million in the first quarter of 2009. Revenue contribution from Anhui Jingfang Pharmaceutical Co., Ltd. (“Jingfang”), which was acquired at the end of the first quarter of 2009, was RMB 18.8 million ($2.8 million), compared to RMB14.0 million in the fourth quarter of 2009.
Gross profit increased 18.7% to RMB 62.3 million ($9.1 million) in the first quarter of 2010 from RMB 52.5 million in the first quarter of 2009. Gross margin was 55.0% in the first quarter of 2010, compared to 58.2% in the same period of 2009. Tongjitang’s gross margin reflects higher revenue contribution from lower-margin products, as well as increased costs of raw materials, other than barrenwort, related to herbal medicines. Market price of barrenwort has remained relatively stable and we have maintained adequate inventory.
Operating loss in the first quarter of 2010 was RMB 9.7 million ($1.4 million), compared to an operating loss of RMB 10.3 million in the first quarter of 2009. Operating loss was mainly attributable to: 1) increased selling and marketing expenses, reflecting the Company’s efforts to invest in its sales team’s infrastructure and EDL sales network; and 2) expenses incurred in enhancing the branding and marketing effort of Guizhou Gui Liquor Co., Ltd., a company we restructured and renamed in connection with our acquisition of a state-owned distillery business in Guiyang at the beginning of the first quarter of 2010.
Net loss attributable to the Company was RMB 13.4 million ($2.0 million), which yielded net loss per ADS of RMB 0.52 ($0.08) and net loss per share2 of RMB 0.13 ($0.02).

Non-GAAP adjusted EBITDA in the first quarter of 2010 was negative RMB 3.7 million ($0.5 million), compared to negative RMB 1.9 million in the first quarter of 2009. Non-GAAP adjusted EBITDA per share was negative RMB 0.04 ($0.01) in the first quarter of 2010, compared to negative RMB 0.01 in the first quarter of 2009. For the first quarter of 2010, the number of shares used in the computation of GAAP earnings per share and Non-GAAP adjusted EBITDA per share was 104.1 million, compared to 135.2 million in the prior year period. Please refer to the Company’s GAAP to non-GAAP reconciliation table provided below for additional details.
Balance Sheet
As of March 31, 2010, the Company had cash and cash equivalents of RMB 208.1 million ($30.5 million). This compares to RMB 237.6 million as of December 31, 2009 and RMB 488.4 million as of March 31, 2009.
Business Updates
On April 8, 2010, the Company announced that it received a letter proposing to acquire all of the outstanding ordinary shares of the Company, including ordinary shares outstanding in the form of American Depositary Shares (“ADSs”), in a transaction under Cayman Islands law that would, if the proposal is accepted, result in the Company becoming a privately-held company. The proposal was from Hanmax Investment Limited, a company controlled by Mr. Xiaochun Wang, chairman of the Company’s board of directors (the “Board”) and chief executive officer of the Company, and Fosun Industrial Co., Limited, a company incorporated in Hong Kong. On April 12, 2010, the Company announced that it established a special committee of the Board (“Independent Committee”), comprised of the Company’s three independent directors, to evaluate the proposal. On June 1, 2010, the Independent Committee announced that Morgan Stanley Asia Limited has been appointed as its independent financial advisor. In addition, the Independent Committee retained Sheppard, Mullin, Richter & Hampton LLP to serve as its United States law counsel and Thorp Alberga to serve as its Cayman Islands law counsel.
About Non-GAAP Financial Measures
To supplement the Company’s unaudited condensed consolidated financial information presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP adjusted EBITDA and non-GAAP adjusted EBITDA per share, all of which exclude depreciation and amortization, interest (income) expense, provision for income taxes and share-based compensation expenses recorded under FASB Accounting Standards Codification (“ASC”) Subtopic 718 — 10 Compensation — Stock Compensation: Overall (Pre-codification: SFAS No. 123(R), Share-Based Payment.) The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in our business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.
Conference Call
Tongjitang’s management team will hold a conference call on June 21 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time) following the announcement. Listeners may access the call by dialing the following numbers:

United States toll free:	1-888-287-5516
Hong Kong toll free:	800-968-103
Northern China toll free:	10-800-712-0046
Southern China toll free:	10-800-120-0046
International:	1-719-325-2101
Listeners may access the replay through June 28, 2010, by dialing the following numbers:

United States toll free:	1-888-203-1112
International:	1-719-457-0820
Password:	4613425

An audio webcast of the call will also be available through the Company’s website at http://www.tongjitang.com.
About Tongjitang Chinese Medicines Company
Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, Guizhou Long-Life Pharmaceutical Company Limited, Qinghai Pulante and Anhui Jingfang, is a vertically integrated specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.
Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 36 other modernized traditional Chinese medicine products and 36 western medicines. Please visit http://www.tongjitang.com for more information.
Safe Harbor Statements
This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s heavy dependence on the success of Xianling Gubao; the Company’s ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of its principal products’ being subject to price control by the government authorities in China; the inclusion of the Company’s products in national and provincial medical catalogs of the National Medical Insurance Program in China; the Company’s ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of the Company’s principal products to a national final production standard; the Company’s ability to continue having the exclusive production rights for its products; the Company’s ability to further improve its barrenwort extraction efficiency; the presence of certain side effects in the Company’s current products and the Company’s ability to identify side effects associated with its current or future products prior to their marketing and sale; the Company’s ability to obtain manufacturing or marketing approval for its future products; the Company’s dependence on a limited number of distributors for a significant portion of its net revenues; the Company’s exposure to the risk of product liability claims and its limited insurance coverage; the Company’s ability to manage the expansion of its operations and its future research and development projects successfully; the Company’s ability to protect its intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; uncertainties with respect to the legal system in China, including uncertainty with respect to potential regulatory changes in China’s healthcare industry; if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; the Company’s ability to expand its business through organic growth and strategic acquisitions and investments; and the Company’s ability to integrate its acquisitions, including the recently-acquired state-owned distillery business in Guiyang. Further information regarding these and other risks is and will be included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

1. This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended March 31, 2010 were made at the noon buying rate on March 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB6.8258 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2. All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.
CONTACT
ICR, Inc.
Ashley M. Ammon or Christine Duan
Tel: +1-203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company
Condensed Consolidated Statements of Operations
(In thousands, except share and per share data)

	First Quarter Ended March 31
	2009	2010	2010
	RMB	RMB	US$
			(Note)
Net revenues	90,179	113,283	16,596
Cost of revenues	37,665	50,941	7,463

Gross profit	52,514	62,342	9,133
Advertising expenses	(12,883)	(3,481)	(510)
Other selling and marketing expenses	(30,566)	(49,122)	(7,197)
General and administrative expenses	(17,010)	(18,279)	(2,678)
Research and development expenses	(2,813)	(2,060)	(302)
Government grant (related to research and development)	10	—	—
Other operating income	496	916	134

Income (loss) from operations	(10,252)	(9,684)	(1,420)
Other income (expenses):
Interest income	1,437	458	67
Interest expense	(2,132)	(2,490)	(365)
Government grants	1,365	1,192	175
Investment (loss) / gain	(16)	51	7
Other income / (expenses), net	303	(337)	(49)

Loss before income taxes and non-controlling interests	(9,295)	(10,810)	(1,585)
Provision for income taxes	(2,042)	(2,739)	(401)

Net loss	(11,337)	(13,549)	(1,986)
Less: Net income (loss) attributable to the non-controlling interests	(25)	140	21

Net loss attributable to the Company	(11,362)	(13,409)	(1,965)

Earnings per share
Ordinary shares
-Basic	(0.08)	(0.13)	(0.02)
-Diluted	(0.08)	(0.13)	(0.02)

Shares used in computation of earnings per share
Ordinary shares
-Basic	135,209,722	104,066,526	104,066,526
-Diluted	135,209,722	104,066,526	104,066,526

(Note)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended March 31, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8258 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company
Condensed Consolidated Balance Sheets
(In thousands, except share data)

	Dec. 31	Mar. 31	Mar. 31
	2009	2010	2010
	RMB	RMB	US$
			(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	237,578	208,145	30,494
Short-term bank deposit	50,000	52,500	7,691
Notes receivable	70,248	60,728	8,897
Accounts receivable, net of allowance for doubtful accounts	232,038	240,253	35,198
Inventories	139,100	167,348	24,517
Trading securities	1,447	1,512	222
Prepaid advertising expenses	1,204	1,147	168
Receivable on sales of property, plant and equipment	9,320	9,320	1,365
Other prepaid expenses and current assets, net of allowance for doubtful accounts	16,139	26,816	3,928
Deferred tax assets	7,565	6,508	953

Total current assets	764,639	774,277	113,433
Investment property (Note 2)	—	78,486	11,498
Property, plant and equipment, net (Note 2)	172,097	173,898	25,477
Land use rights, net	42,515	43,181	6,326
Deposit for acquisition of a subsidiary	120,599	—	—
Deposits for acquisition of property, plant and equipment, and intangible assets	162,440	172,331	25,247
Deferred tax assets	2,809	2,652	389
Long-term other assets	1,000	1,752	257
Acquired intangible assets, net (Note 2)	27,592	27,711	4,060
Goodwill (Note 2)	2,345	81,868	11,994
Receivable on sales of property, plant and equipment	9,170	6,840	1,002

Total assets	1,305,206	1,362,996	199,683

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	101,100	112,522	16,485
Accounts payable	38,288	41,302	6,051
Accrued expenses and other current liabilities	156,247	185,973	27,246
Income taxes payable	3,089	2,589	379
Unrecognized tax benefit	937	962	141
Amounts due to related parties	6,086	13,948	2,043

Total current liabilities	305,747	357,296	52,345
Long-term bank loans	50,000	50,000	7,325
Deferred tax liabilities	11,868	29,236	4,283

Total liabilities	367,615	436,532	63,953

Total shareholders’ equity attributable to the Company	937,591	924,759	135,480

Non-controlling interest	—	1,705	250

Total equity	937,591	926,464	135,730

Total liabilities and equity	1,305,206	1,362,996	199,683

(Note 1)
The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended March 31, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8258 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
We are in the process of performing valuations of certain identifiable investment property, property, plant and equipment, land use rights and intangible assets for the acquisitions we completed in the first quarter of 2010 and hence the net book value for investment property, property, plant and equipment, land use rights and intangible assets and goodwill is preliminary and subject to revision once we complete the valuation exercise.

Tongjitang Chinese Medicines Company
Reconciliation of GAAP to Non-GAAP
(In thousands, except share and per share data)

	First Quarter Ended March 31
	2009	2010	2010
	RMB	RMB	US$
			(Note 1)
GAAP net income	(11,362)	(13,409)	(1,965)
Share-based compensation expenses (Note 2)	2,035	133	19
Depreciation and amortisation	4,669	4,797	703
Interest (income) expense, net	695	2,032	298
Provision for income taxes	2,042	2,739	401

Non-GAAP adjusted EBITDA	(1,921)	(3,708)	(544)

GAAP earnings per share
Ordinary shares
-Basic	(0.08)	(0.13)	(0.02)
-Diluted	(0.08)	(0.13)	(0.02)

Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	(0.01)	(0.04)	(0.01)
-Diluted	(0.01)	(0.04)	(0.01)

Shares used in computation of GAAP earnings per share / Non-GAAP adjusted EBITDA per share
Ordinary shares
-Basic	135,209,722	104,066,526	104,066,526
-Diluted	135,209,722	104,066,526	104,066,526

(Note 1)
The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended March 31, 2010 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8258 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at March 31, 2010. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
(Note 2)
Share-based compensation expenses recorded in accordance to ASC subtopic 718-10 (“ASC 718-10”), Compensation — Stock Compensation: Overall (Pre-codification: SFAS No.123(R), Share-Based Payment) are as follows:

	First Quarter Ended March 31
	2009	2010	2010
	RMB	RMB	US$
			(Note 1)
General and administrative expenses	2,035	133	19